

Mail Stop 3561

April 20, 2016

Neil E. de Crescenzo
Chief Executive Officer and Director
Change Healthcare Holdings, Inc.
3055 Lebanon Pike, Suite 1000
Nashville, TN 37214

> **Re: Change Healthcare Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 1-34435**

Dear Mr. de Crescenzo:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Consolidated Statements of Operations, page F-4

1. Please explain your basis for classifying contingent consideration as non-operating. In this regard, it is unclear to us how the changes in contingent consideration would be considered non-operating as the amounts relate to acquired businesses.

Note 10. Fair Value Measurements, page F-22

2. We note you recognized a gain of $4,730 to eliminate the contingent consideration obligation with regard to Engagement Solutions. We also note your disclosure on page F-14 that the measurement period was through December 31, 2017. Please clarify if your contingent consideration liability was settled or if the amount recognized represents the change in the fair value measurement of the liability. Further, please tell us and revise your disclosure to explain the nature of the changes or assumptions enabling you to conclude the performance requirements will not be achieved throughout the measurement period. Refer to the disclosure requirements outline in ASC 805-30-50-4.

3. You disclose the former stockholders of Vieosoft have filed a lawsuit against you and they did not accept the future cash payment of $4,650.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. Further, please tell us your consideration of disclosing the reasons for the decline in your contingent consideration obligation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products